Exhibit 99.19

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces Positive Year-Long Immunogenicity
Data from Phase 1 Clinical Trial for Respiratory Syncytial Virus
Vaccine Candidate

100 Percent of Healthy Older Adult Volunteers Who Responded to Vaccine Achieved a Sustained Antigen-Specific Immune Response that Remains at Peak One Year Post-Vaccination with DPX-RSV; This Level of Response with a Low-dose Volume of a Small Peptide is Groundbreaking and Highlights Potential of DepoVax™ Platform

Halifax, Nova Scotia; April 12, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced updated data on its investigator-sponsored Phase 1 clinical trial testing the safety and immunogenicity of its DepoVax™-based, small B-cell epitope peptide vaccine candidate for respiratory syncytial virus (RSV). In the 25 µg dose cohort, which was the only dose tested out to one year, 100 percent of older adults (7/7 immune responders) vaccinated with DPX-RSV maintained the antigen-specific immune responses one year after receiving the booster dose. At one year, the antibody levels measured were still at peak with no sign of decrease. The 25 µg dose was delivered in a volume of 50 microliters. A standard flu vaccine is typically 60 µg delivered in 10 times this volume.

“The persistence of antigen-specific, circulating immune response at such a high level at six months was intriguing enough to warrant an assessment at the one year time point,” said Joanne Langley, BA, MD, MSc, FRCPC, of the Canadian Center for Vaccinology (CCfV) based at Dalhousie University, and the trial’s principal investigator. “The persistence of immunogenicity at one year to this peptide vaccine presented in a novel adjuvanting platform suggests that it is possible to create an immune response that lasts for at least an entire RSV season.”

“We believe that the strength and duration of this immune response, particularly from a peptide epitope vaccine, is truly groundbreaking,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “We have long since maintained that, to effectively deal with complex diseases such as RSV, we need to pursue a novel target and a delivery formulation that is reliable and impactful. We believe that this DPX-RSV data validates this approach, and are hopeful that our vaccine candidate may offer those who suffer from RSV an option that goes beyond what can be accomplished with other vaccines in development.”

“It is encouraging to observe such a prolonged serum antibody response against this membrane protein of RSV after DPX-RSV vaccination,” said Xavier Saelens, group leader of the VIB-UGent Centre for Medical Biotechnology (VIB and Ghent University, Belgium).

“We have analyzed the year-one samples blinded and in a different way compared to the measurements performed by Immunovaccine. The results obtained in the two labs align clearly and show the longevity of the antibody response,” said Bert Schepens, staff scientist in the Saelens group, which has been performing confirmatory testing of the clinical trial samples.

Last year, Immunovaccine reported positive top-line results from the Phase 1 dose-escalation trial evaluating the safety and immunogenicity of DPX-RSV in 40 healthy older adults six months after vaccination. In a further follow-up, antigen-specific immune responses were detected at least six months after the last vaccination in 93 percent (15/16) of patients receiving DPX-RSV, in both low-dose (8/8 participants) and high-dose (7/8 participants) cohorts. The new data reported today are based on the high-dose cohort, which was the only dose tested out to one year. The trial was conducted at the Canadian Center for Vaccinology (CCfV), based at Dalhousie University; the IWK Health Centre; and the Nova Scotia Health Authority; and funded in an industry-academic collaboration by the Canadian Institutes of Health Research and Immunovaccine.

About RSV

Respiratory syncytial virus (RSV) is a common virus that infects the lungs and breathing passages. While it usually leads to mild, cold-like symptoms, it can be severe in the elderly, infants and patients with compromised immune systems. It is second only to influenza as the most commonly identified cause of viral pneumonia in older persons. Globally, it is estimated that 64 million cases of RSV infection occur annually in all age groups, with 160,000 deaths. There is no vaccine currently available to prevent RSV.

About DPX-RSV

DPX-RSV is Immunovaccine’s prophylactic, small B-cell epitope peptide vaccine candidate designed specifically to address the unmet medical needs in respiratory syncytial virus (RSV). DPX-RSV targets the SH antigen of RSV, which may provide additional immunogenic benefit over traditional approaches for high risk populations, including infants and the elderly. Scientists from VIB and Ghent University (Belgium) demonstrated the protective potential of the ectodomain of the small hydrophobic (SH) protein of RSV as a vaccine antigen.i In addition, the concentrated dosage enabled by the DepoVax™ delivery system may help mitigate injection site point-of-pain, which has been a limitation for other potential treatments. The Company reported Phase 1 data for DPX-RSV at the six-month time point, which indicated that the vaccine demonstrated a tolerable safety profile and induced a measurable immunogenic response in 93 percent of healthy adult volunteers across both dose cohorts. Immunovaccine holds exclusive worldwide license on applications that target the SH ectodomain antigen in RSV from VIB and Ghent University.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. An investigator-sponsored Phase 2 study will assess the safety and efficacy of DPX-Survivac combined with an approved anti-PD-1 drug in advanced ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com

i Schepens B et al., (2014) Protection and mechanism of action of a novel human Respiratory Syncytial Virus vaccine candidate based on the extracellular domain of Small Hydrophobic protein. EMBO Mol. Med., 6:1436-1454. DOI: DOI: 10.15252/emmm.201404005